UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73337 / October 10, 2014

Admin. Proc. File No. 3-15954

In the Matter of

GENOVA BIOTHERAPEUTICS, INC.,
GLACIER ENTERPRISES, INC.,
GREEN ASIA RESOURCES, INC., and
JESUP & LAMONT, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Genova Biotherapeutics, Inc., Glacier Enterprises,
Inc., Green Asia Resources, Inc., or Jesup & Lamont, Inc., and the Commission has not chosen
to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Genova Biotherapeutics, Inc., Glacier Enterprises,
Inc., Green Asia Resources, Inc., and Jesup & Lamont, Inc. The order contained in that decision

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[1]   17 C.F.R. ' 201.360(d).

[2]   *China Everhealth Corp., Genova Biotherapeutics, Inc., Glacier Enters., Inc., Green Asia
Res., Inc., Jesup & Lamont, Inc., and Panoshan Mktg. Corp.*, Initial Decision Rel. No. 654 (Aug.
11, 2014), 109 SEC Docket 11, 2014 WL 3896058. The stock symbol and Central Index Key
numbers are: GVBP and 1364587 for Genova Biotherapeutics, Inc.; 1433563 for Glacier
Enterprises, Inc.; 1438038 for Green Asia Resources, Inc.; and 1094320 for Jesup & Lamont,
Inc.

is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Genova Biotherapeutics, Inc., Glacier Enterprises, Inc., Green Asia Resources, Inc., and Jesup & Lamont, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 654
ADMINISTRATIVE PROCEEDING
File No. 3-15954

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA EVERHEALTH CORP., GENOVA BIOTHERAPEUTICS, INC., GLACIER ENTERPRISES, INC., GREEN ASIA RESOURCES, INC., JESUP & LAMONT, INC., and PANOSHAN MARKETING CORP.	INITIAL DECISION OF DEFAULT AS TO FOUR RESPONDENTS August 11, 2014

APPEARANCES: Neil J. Welch, Jr., and David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondents Genova Biotherapeutics, Inc. (Genova), Glacier Enterprises, Inc. (Glacier), Jesup & Lamont, Inc. (Jesup), and Green Asia Resources, Inc. (Green Asia, and collectively, the Four Respondents).[1] The revocation is based on the Four Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On July 1, 2014, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the Four Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly

[1] The case has already ended as to Panoshan Marketing Corp. See China Everhealth Corp., Securities Exchange Act of 1934 Release No. 72792 (Aug. 8, 2014). On August 4, 2014, the Division of Enforcement filed the Supplemental Declaration of Neil J. Welch, Jr. to Assist Secretary with Record of Service, which represents that Respondent China Everhealth Corp. was served on July 28, 2014. Because China Everhealth Corp.'s time to file an Answer has not yet expired, this Initial Decision does not apply to it.

failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents Genova, Glacier, and Jesup were served by July 8, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by July 21, 2014. China Everhealth Corp., Admin. Proc. Rulings Release No. 1639, 2014 SEC LEXIS 2601 (July 22, 2014). On July 22, 2014, I ordered Respondents Genova, Glacier, and Jesup to show cause by August 5, 2014, why the proceeding should not be determined against them due to their failure to file Answers or otherwise defend this proceeding, warning that failure to do so would result in them being deemed in default, having the proceeding determined against them, and having the registration of their securities revoked. Id. (citing OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f)). I also directed that a telephonic prehearing conference shall be held on August 5, 2014. Id. The Division of Enforcement (Division) attended the August 5, 2014, prehearing conference, but no Respondent appeared.

On July 16, 2014, the Division filed the Declaration of David S. Frye Concerning Status of Efforts to Obtain Service on Green Asia, which represents that Green Asia was served on July 15, 2014. I find that Green Asia was served by mail on July 15, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(iv), 17 C.F.R. § 201.141(a)(2)(iv), and that its Answer was due by July 28, 2014. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b).

To date, none of the Four Respondents has filed an Answer, and Respondents Genova, Glacier, and Jesup have not responded to the Order to Show Cause.[2]

FINDINGS OF FACT

The Four Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Genova, Central Index Key (CIK) No. 1364587, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Genova is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2009, which reported a net loss of $39,201 for the prior twelve months. As of June 20, 2014, the company's stock (symbol "GVBP") was traded on the over-the-counter markets.

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[2] Green Asia was not subject to this Order to Show Cause because its time to file an Answer had not yet expired when the Order was issued. However, given that the OIP warned that the failure to file an Answer may result in a Respondent being deemed in default and the Order to Show Cause made clear that the failure to file timely Answers would result in default as to three Respondents, and given Green Asia's failure to file an Answer by July 28, 2014, and its failure to appear at the August 5, 2014, prehearing conference, I find that Green Asia had ample opportunity to defend the proceeding and ample warning that failure to do so would lead to default.

Glacier, CIK No. 1433563, is a void Delaware corporation located in Uniontown, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Glacier is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $3,134 since the company's February 9, 2009, inception.

Green Asia, CIK No. 1438038, is a British Virgin Islands corporation located in Beijing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Green Asia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2009, which reported a net loss of $28,622 for the prior twelve months.

Jesup, CIK No. 1094320, is a dissolved Florida corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Jesup is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $3.7 million for the prior three months.

In addition to its repeated failures to file timely periodic reports, the Four Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recons. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Four Respondents failed to timely file required periodic reports. As a result, the Four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

The Four Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). The Four Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496 (respondent failed to file seven required periodic reports due over a two-year period); Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Four Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. See China-Biotics, Inc., Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Four Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of the Four Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Genova Biotherapeutics, Inc., Glacier Enterprises, Inc., Green Asia Resources, Inc., and Jesup & Lamont, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

The Four Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. <u>Id.</u>

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Cameron Elliot
Administrative Law Judge